Free Writing Prospectus
Filed Pursuant to Rule 433
Dated September 2, 2009
Registration Statement No. 333-143316-09
$1,433,800,000
Ford Credit Auto Owner Trust 2009-D
Issuing Entity or Trust
Ford Credit Auto Receivables Two LLC
Depositor
Ford Motor Credit Company LLC
Sponsor and Servicer
     The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuing entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by placing a call to 1-800-294-1322.
The Trust will issue:

			Final Scheduled
	Principal Amount	Interest Rate	Payment Date
Class A-1 notes(1)	$640,000,000	0.35740%	September 15, 2010
Class A-2 notes	409,000,000	1.21%	January 15, 2012
Class A-3 notes	805,000,000	2.17%	October 15, 2013
Class A-4 notes	219,800,000	2.98%	August 15, 2014
Class B notes(1)	65,500,000	3.71%	December 15, 2014
Class C notes(1)	43,700,000	4.25%	May 15, 2015
Class D notes(1)	43,700,000	8.14%	February 15, 2016

Total	$2,226,700,000

(1)	The Class A-1 notes, Class B notes, Class C notes and Class D notes are not being publicly offered.
The pricing terms of the offered notes are:

		Underwriting
	Price to Public	Discount	Proceeds to the Depositor(1)
Class A-2 notes	99.99517%	0.250%	99.74517%
Class A-3 notes	99.98811%	0.325%	99.66311%
Class A-4 notes	99.98357%	0.450%	99.53357%

Total	$1,433,648,417.66	$4,627,850.00	$1,429,020,567.66

(1)	Before deducting expenses estimated to be $1,100,000.

	Weighted Average Life(yrs)(1)	Expected Maturity	Bench+Spread	Yield
Class A-1 notes	0.29	April 15, 2010	INTERPL-5	0.35740%
Class A-2 notes	0.99	December 15, 2010	EDSF+60	1.218%
Class A-3 notes	1.99	July 15, 2012	EDSF+90	2.186%
Class A-4 notes	3.20	May 15, 2013	ISWAPS+105	3.004%

(1)	Assuming a 1.3% ABS rate to the 5% clean up call.
UNDERWRITING
     The depositor and the underwriters named below have entered into an underwriting agreement for the notes referred to below. Subject to certain conditions, each underwriter has agreed to purchase the principal amount of the offered notes indicated in the following table:

	Class A-2	Class A-3	Class A-4
Underwriters	Notes	Notes	Notes
Banc of America Securities LLC	$58,428,580	$115,000,000	$31,400,000
BNP Paribas Securities Corp.	58,428,580	115,000,000	31,400,000
Citigroup Global Markets Inc.	58,428,580	115,000,000	31,400,000
J.P. Morgan Securities Inc.	58,428,580	115,000,000	31,400,000
RBC Capital Markets Corporation	58,428,560	115,000,000	31,400,000
Scotia Capital (USA) Inc.	58,428,560	115,000,000	31,400,000
Wells Fargo Securities, LLC	58,428,560	115,000,000	31,400,000

Total	$409,000,000	$805,000,000	$219,800,000